METALLA ANNOUNCES THE APPOINTMENT OF DOUGLAS SILVER TO THE BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE	TSXV: MTA
April 28, 2021	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that effective immediately it has appointed Douglas B. Silver to the board of directors of the Company, as an independent director, subject to regulatory approval.

"We are privileged to have Mr. Silver, who is one of the most respected leaders in the royalty and streaming business, join the Metalla team," commented Brett Heath, President and CEO of Metalla. "Mr. Silver has overseen US$2 billion worth of successful transactions in the precious metals royalty and streaming sector and will strengthen Metalla's board with his industry-leading experience. We look forward to working with Doug as Metalla continues to emerge as a significant player in the royalty and streaming sector."

Douglas Silver commented, "having created, purchased and sold more than 150 royalties and streams in the past fifteen years, I recognize Metalla's strong portfolio of royalty and streaming assets and believe that it has the potential to emerge into a major industry player.  I look forward to working with Brett and his team as we strive to create significant shareholder value."

ABOUT DOUGLAS B. SILVER

Mr. Silver began his career as an exploration geologist for Anaconda Copper Company ("Anaconda"), one of the world's largest copper mining companies.  While at Anaconda, he was a co-discoverer of the Silver Creek molybdenum deposit in Colorado. This success saw Douglas get promoted into the first fully dedicated acquisition team where he began a forty-year career of investigating, valuing and purchasing mining assets.  In 1987, Mr. Silver was a founding member and head of investor relations for Bond International Gold, which became one of the world's largest gold mining companies which was subsequently acquired by Lac Minerals which was later amalgamated into Barrick Gold Corporation. Bond Gold's NYSE listing was the largest mining IPO in 1989. Douglas then established his private company, Balfour Holdings Inc, where he acted as a strategic advisor to global mineral companies by providing appraisals, valuations, due diligence, investor relations and M&A advice.

In 2003 he co-founded International Royalty Corporation ("IRC"), a company listed on the Toronto Stock Exchange, and served as its Chairman and CEO.  His team built IRC into the world's fourth largest precious metals royalty company in under five years.  In 2010 the company was sold for C$749 million to Royal Gold (NASDAQ: RGLD) following a prolonged battle with Franco Nevada for the company. IRC was the largest mining-related IPO on the TSX in 2005 having raised C$190 million.  Most of these funds went to purchase a royalty on the giant Voisey's Bay nickel project, which represented the largest royalty transaction ever completed at that time.  In 2011 he became a Portfolio Manager for Red Kite Management, a private equity firm, where he was responsible for sourcing, negotiating and closing investments. Subsequently, Red Kite spun out Orion Resource Partners ("Orion") in 2013. Douglas helped grow Orion into the world's largest mining private equity firm (managing ~US$6B) and directly managed the C$1.1 billion portfolio sale of Orion's royalties and streams to Osisko Gold Royalties (NYSE & TSX: OR). Mr. Silver retired from Orion in December 2020.

In 2018, Mr. Silver was inducted into the U.S. National Mining Hall of Fame.  He holds an M.Sc. in Economic Geology from the University of Arizona and a B.A. in Geology and Zoology from the University of Vermont.  He is also known for his philanthropic work with educators, women's issues and industry non-profits.  In 1989, Mr. Silver founded the Denver Gold Group, today the world's most prestigious gold investment conference.

COMPENSATION SECURITY GRANT

Metalla has granted 500,000 stock options to management and directors to purchase an aggregate of 500,000 common shares pursuant to the Company's share compensation plan, with an exercise price of C$11.73 per common share. Each option grant vests in two equal installments twelve and twenty-four months from the date of issue. Each option is exercisable, once vested, for a period of 5 years from the date of grant. A total of 267,000 restricted share units were also granted pursuant to the Company's share compensation plan, entitling management and directors to receive one common share of the Company following the satisfaction of the vesting criteria specified therein.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the potential for Metalla to emerge as a significant player in the royalty and streaming sector; the potential for Metalla to create significant shareholder value; and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions and other related risks and uncertainties including other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.